

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

Via E-mail
Juan Alexi Payamps Dominguez
President and Chief Executive Officer
Recursos Queliz, Inc.
Las Caobas, 4th St., No. 24,
Peurto Plata, Dominican Republic

> **Re:** **Recursos Queliz, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 5, 2014**
> **File No. 333-194322**

Dear Mr. Dominguez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Market and Industry Data Forecasts, page 2

2.   You may not disclaim liability for your disclosure as you appear to do in this section. Please revise.

Summary

The Offering, page 4

 3.   We note that you will pay all expenses in connection with the offering. Please provide appropriate related party transaction disclosure regarding payment of these expenses. Given your financial condition, please reconcile the payment of these expenses with the fulfilment of your business plan.

Risk Factors, page 6

4.   The last risk factor on page 7 appears to address numerous material risks relating to mining. Clearly describe each material risk separately under its own caption.

Plan of Distribution, page 14

5.   Given your lack of operations and financing to carry out your business plan and the assets disclosed on your balance sheet, it appears that you are a shell company as defined in Securities Act Rule 405. Please provide appropriate disclosure regarding your status as a shell company including applicable risk factors and clarify in the last paragraph in this section and on page 45 that your promoter may not sell shares under Rule 144, as set forth in Rule 144(i).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 18

6.   We note your disclosure that you do not have sufficient funds available to meet your obligations for the next twelve months. Clarify how long you can carry on your business given your existing financing.

The Queliz Concession, page 23

7.   We note that you are a development stage company. Please provide a more detailed discussion of your proposed business plan, including each milestone needed to implement your business plan, the estimated time frame for each milestone and the estimated costs associated with each milestone. Discuss in greater detail the impact a lack of funding may have upon the implementation of your business plan. We note your disclosure on page 20.

Gold Demand, page 23

8.   Although we would not object to your disclosure of the industry source of your information, please remove the URL from this section or file the hyperlinked information as part of your prospectus. Refer to footnote 41 of Securities Act Release No. 33-7856 for guidance.

Summary of the Queliz Concession…, page 26

9.   Please provide support for your claims in this section regarding the Dominican mining market.

10.   Please tell us if a member of your management team has visited your property and, if not, disclose this in your filing.

11.   Please forward to our engineer, as supplemental information and not as part of your filing, your geology report, including translated title documents and sample results, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished as provided in Rule 418(b) of Regulation C. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

12.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

13.   Please clarify your exploration and exploitation fee disclosure. In this regard it appears the disclosure on page 28 of your filing is different than the disclosure on page 20 of your filing.

14.   Please clarify the number and type of samples taken on your property. It appears that your total sample count on page 32 is different than the disclosure on page 36 of your filing.

15.   We note your disclosure in this section referring to mineral reserves on properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

16.   Please include sample units in your table on page 36 of your filing.

Principal Stockholder, Director and Officer, page 39

17.   Please clarify the responsibilities undertaken by Mr. Dominguez in his prior positions. Also, clarify when he was employed by each of the entities you disclose. We note that on page 41 you state that he is not an officer of any other company involved in the mining industry.

18.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Dominguez should serve as a director.

Transactions with Related Persons, page 48

19.   Please address all related party transactions in this section including the payment of fees and expenses in connection with this offering, the January 2014 loan from your director and his interest in the concession.

20.   Please tell us how you determined that Mr. Dominguez is not a promoter within the meaning of Securities Act Rule 405, for the purposes of Item 404(c) of Regulation S-K. We note your disclosure on page 3.

Financial Statements

21.   Please ensure your future amendments include updated audited financial statements that comply with the age of financial statement requirements in Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Marlowe, Staff Accountant, at (202) 551-5395 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions on engineering related comments. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via email): W. Scott Lawler, Esq.
Booth Udall Fuller, PLC